Exhibit (a)(11)
Metromedia International Group, Inc.
FOR IMMEDIATE RELEASE
Metromedia International Group, Inc. Receives Restated Proposal from
Fursa Alternative Strategies LLC; Enters Into Discussions with Fursa
CHARLOTTE, North Carolina (USA), August 7, 2007 — Metromedia International Group, Inc. (the “Company” or “Metromedia”) (currently traded as: PINK SHEETS: MTRM — Common Stock, and PINK SHEETS: MTRMP — Preferred Stock) today announced that on August 6, 2007, the Company received a letter from Fursa Alternative Strategies LLC (“Fursa”), owner of 7,907,610 shares of Company common stock (approximately 7.7% of the issued and outstanding shares as of July 17, 2007), in which Fursa restated its unsolicited proposal of August 1, 2007 to acquire all issued and outstanding shares of Metromedia common stock, other than the 7,907,610 shares already owned by Fursa, at a purchase price of $2.05 per share in cash. In this restated proposal, Fursa:
•	affirmed its legal and financial ability to fund the cash portion of its proposed $69 million equity commitment;

•	provided a revised non-binding letter from a prospective debt financing source, in which this prospective source states it is highly confident of its ability to arrange the debt financing Fursa seeks, having taken into account the absence of audited U.S. GAAP financial statements for the Company and current financing market conditions; and

•	advised that, although it will seek clarification from the Securities and Exchange Commission, Fursa is confident that its proposal should not trigger heightened disclosure under Rule 13e-3 of the Securities Exchange Act of 1934, as amended, and that a filing with the Securities and Exchange Commission under Schedule 13e-3 will not be required, given that Fursa is not an affiliate of Metromedia and is merely seeking to replace a third party in an already negotiated arms-length agreement.
Fursa’s proposal is subject to completion of due diligence and the letter from its prospective debt financing source is non-binding and subject to a number of material conditions.
On July 17, 2007, Metromedia entered into a definitive agreement with CaucusCom Ventures L.P. (“Parent”) and CaucusCom Mergerco Corp. (“Merger Sub”, and together with Parent, “CaucusCom”) under which Merger Sub commenced on July 18, 2007 a tender offer for all of the shares of Metromedia’s outstanding common stock at a price of $1.80 per share in cash (the “CaucusCom Offer”). Unless the CaucusCom Offer is extended, the CaucusCom Offer and any withdrawal rights to which Metromedia’s stockholders may be entitled will expire at 12:00 midnight, New York City time, on Tuesday, August 14, 2007.
Following an evaluation of Fursa’s August 6, 2007 letter and after consultation with its financial and legal advisors, the Metromedia board has authorized the Company and its representatives, subject to execution by Fursa of an acceptable confidentiality agreement, to provide information to and enter into discussions with Fursa and its representatives regarding Fursa’s unsolicited proposal. While the Metromedia board has made the determination necessary under its merger agreement with CaucusCom to permit the foregoing to occur, the Metromedia board has not determined that the Fursa proposal, as submitted on August 1, 2007 and clarified on August 6, 2007, is a superior proposal relative to the CaucusCom Offer, and there can be no assurance that Fursa will ultimately make an offer that the Metromedia board may determine constitutes a superior proposal.
At this time, the Metromedia board is not making any recommendation with respect to the Fursa proposal and it has not changed, and continues to support, its recommendation that the Company’s stockholders accept the CaucusCom Offer and tender their shares in the CaucusCom Offer and, if necessary, adopt the CaucusCom merger agreement and the merger and other transactions contemplated thereby.
About Metromedia International Group, Inc.
Through its wholly owned subsidiaries, Metromedia International Group, Inc. owns interests in several communications businesses in the country of Georgia. The Company’s core businesses include Magticom, Ltd., Georgia’s leading mobile telephony operator located in Tbilisi, Georgia, Telecom Georgia, a well-positioned Georgian long distance telephony operator, and Telenet, a Georgian company providing Internet access, data communications, voice telephony and international access services.
IMPORTANT NOTICE:
Stockholders of Metromedia are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. CaucusCom has filed tender offer materials with the SEC, and Metromedia has filed a Solicitation/Recommendation Statement with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of Metromedia at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders are able to obtain a copy of these documents, free of charge, by directing a request to Metromedia International Group, Inc., Attention: Chief Financial Officer, 8000 Tower Point Drive, Charlotte, North Carolina 28227 or by phone at (704) 321-7380.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Metromedia files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Metromedia at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Metromedia’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
Forward-Looking Statements
This news release contains certain forward-looking statements made as of the date hereof based only on current information and expectations that are inherently subject to change and involve a number of risks and uncertainties, including in particular those that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the discussions with Fursa and the expected timing of the completion and financial benefits of any resulting tender offer and merger or the CaucusCom Offer. Various factors beyond the control of the Company could cause or contribute to such risks and uncertainties. This also includes such factors as are described from time to time in the SEC reports filed by the Company, including the Current Annual Report on Form 10-K for the year ended December 31, 2004, and its most recently filed Form 8-K reports (dated January 6, 2005, February 9, 2005, February 17, 2005, March 9, 2005, March 23, 2005, April 19,

2005, April 20, 2005, June 7, 2005, June 17, 2005, July 12, 2005, July 18, 2005, July 25, 2005, July 28, 2005, August 3, 2005, August 10, 2005, September 8, 2005, September 19, 2005, January 31, 2006, March 8, 2006, March 15, 2006, March 17, 2006, May 11, 2006, May 18, 2006, June 26, 2006, July 14, 2006, August 8, 2006, August 15, 2006, August 22, 2006, September 27, 2006, October 2, 2006, October 10, 2006, October 24, 2006, October 25, 2006, October 30, 2006, November 16, 2006, November 17, 2006, November 20, 2006, November 30, 2006, December 5, 2006, December 13, 2006, December 15, 2006, December 18, 2006, March 1, 2007, April 26, 2007, May 1, 2007, May 25, 2007, May 30, 2007, June 27, 2007, June 28, 2007, July 17, 2007, July 20, 2007 and August 2, 2007). The Company is not under, and expressly disclaims any, obligation to update the information in this news release, for any future events or otherwise.
Please visit Metromedia’s website at www.metromedia-group.com.
For more Information please contact:
Metromedia International Group, Inc.
Ernie Pyle
Executive Vice President Finance, Chief Financial Officer and Treasurer
(704) 321-7380, or investorrelations@mmgroup.com
Mellon Investor Services
(888) 823-4441 or collect: (201) 680-6578

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